BioBuzz Networks, Inc. (the "Company") a Delaware

Corporation

Financial Statements

August – December 31, 2022

BioBuzz Networks Inc
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
TOTAL ASSETS	
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Accrued Expenses	0.00
Total Accounts Payable	$ 0.00
Total Current Liabilities	$ 0.00
Total Liabilities	$ 0.00
Equity	
Retained Earnings	
Net Income	0.00
Total Equity	$ 0.00
TOTAL LIABILITIES AND EQUITY	$ 0.00

Friday, Nov 10, 2023 09:46:49 AM GMT-8 - Accrual Basis

BioBuzz Networks Inc
Profit and Loss
August - December, 2022

	Total
Income	
Sponsorships	0.00
Total Income	$ 0.00
Cost of Goods Sold	
Software	0.00
Total Cost of Goods Sold	$ 0.00
Gross Profit	$ 0.00
Expenses	
Contractors	0.00
Rent	0.00
Total Expenses	$ 0.00
Net Operating Income	$ 0.00
Net Income	$ 0.00

Friday, Nov 10, 2023 09:44:20 AM GMT-8 - Accrual Basis

Unaudited

BioBuzz Networks Inc
Statement of Cash Flows
August - December, 2022

	Total
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	0.00
Accrued Expenses	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 0.00
Net cash provided by operating activities	$ 0.00
Net cash increase for period	$ 0.00
Cash at end of period	$ 0.00

Friday, Nov 10, 2023 09:48:08 AM GMT-8

Unaudited

BioBuzz Networks Inc
Statement of Changes in Equity
August - December, 2022

	Total
Beginning Equity Balance	0.00
Contributed Capital	0.00
Net Income	0.00
Distributions	0.00
Ending Equity Balance	$ 0.00

Unaudited

BioBuzz Networks, Inc.
Notes to the Financial Statements
August - December 31, 2022
$USD

1. ORGANIZATION AND PURPOSE

BioBuzz Networks, Inc.(the "Company") is a corporation organized in August 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.